Exhibit 17.1

VIA EMAIL

FROM:

Howard Barth

Howard Barth Chartered Accountant

350 Highway 7 East, Suite 309

Richmond Hill, ON, L4B 3N2

TO:

The Directors

China Auto Logistics Inc.

Floor 1 FTZ International Auto Mall

86 Tianbao Avenue , Free Trade Zone

Tianjin, P.R. China 300461

July 18, 2018

Dear Directors,

I hereby resign, effective immediately, from my positions as Chair of the Audit Committee and as a Director of China Auto Logistics Inc. ("Company"). I believe it is important for me to inform you of the reasons for my resignation.

In 2018, I, as Chair of the Audit Committee, became aware of certain allegations made against the Company and certain members of its management. Among the proper functions of the audit committee of a public company is to investigate such allegations in order to determine whether they have any valid basis. It was my duty to the Company to pursue a thorough and effective investigation to determine whether such allegations have a basis in fact or are unfounded.

Accordingly, the Audit Committee retained competent and highly experienced counsel at a global law firm to assist in its investigation. However, the active non-cooperation of the Company has prevented the Audit Committee and its counsel from uncovering the evidence necessary to ascertain the truth or inaccuracy of the allegations. In particular, management of the Company has prevented the Audit Committee’s counsel from engaging in any efforts to collect physical and electronic evidence necessary to effectively pursue our investigation or otherwise engage in the investigation. The efforts to impede our investigation have gone so far as to deny the Audit Committee’s counsel permission to interview, or even to communicate with, the Company’s officers, employees or relevant staff or to even physically visit the office premises. As such, counsel for the Audit Committee was never permitted on-site at the Company nor was it permitted to speak with management or any employees much less actually conduct any document collection.

While I make no judgment as to the merit or lack thereof of any of the allegations, it is my opinion that the Company cannot deal with allegations of wrongdoing in this fashion. The facts, positive or negative, must be uncovered. If the allegations prove to be false, persons under suspicion deserve to have their good names restored. If the allegations have a firm basis in fact, proper and appropriate remedial action should be taken to repair any damage to the Company, its operations and reputation and to ensure that decisive steps are taken to prevent any recurrence of such a situation.

Under these circumstances, for me to continue as Chair of the Audit Committee or as a director of this Company is impossible. Therefore I have resigned.

Sincerely,

Howard Barth

Howard Barth Chartered Accountant

Cc: Robert Matlin, Esq., KL Gates (via email)